Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of (1) our reports relating to the consolidated financial statements and financial statement schedule of Fiserv, Inc. (which report includes an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, on January 1, 2006 as described in Note 5 to the consolidated financial statements) and management’s report on the effectiveness of internal control over financial reporting dated February 20, 2007, appearing in the Annual Report on Form 10-K of Fiserv, Inc. for the year ended December 31, 2006, and (2) our report dated June 22, 2007 appearing in the Annual Report on Form 11-K of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

August 20, 2007